

November 21, 2014

Via E-mail
Norman L. Frohreich
Chief Executive Officer
FullCircle Registry, Inc.
161 Alpine Drive
Shelbyville, KY 40065

> **Re:** **FullCircle Registry, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 13, 2014**
> **File No. 333-198968**

Dear Mr. Frohreich:

We have reviewed your responses to the comments in our letter dated October 22, 2014 and have the following additional comments.

Use of Proceeds, page 11

1. We note your response to our prior comment 11 and reissue in part. Please reconcile paragraphs two, four and five and the table on page 12 regarding the amount you intend to receive from the sale of your stock to Kodiak as well as the intended uses and revise accordingly.

2. We note your response to our prior comment 12 and reissue in part. Please specify the maturity date of the indebtedness that you intend to repay with the proceeds from the sale of your stock to Kodiak. Refer to Instructions 4 to Item 504(a) of Regulation S-K.

3. It appears that you have inadvertently omitted disclosure in the fifth paragraph on page 12 where you state that "[t]hese notes are as follows" but then no related disclosure follows. Please revise.

Plan of Distribution, page 14

4. We note your response to our prior comment 17 and reissue. Please delete the disclosure stating that Kodiak may sell shares under Rule 144 of the Securities Act of 1933.

Summary Compensation Table, page 27

5. We note that you have not responded to our prior comment 23 and reissue. Please disclose the material terms of the stock grants to your officers.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ Justin Dobbie for

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
       Robert J. Zepfel, Esq.